UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

ASTERIAS BIOTHERAPEUTICS, INC.

(Name of Issuer)

Series A Common Stock, par value $0.0001 per share	04624N 10 7
(Title of class of securities)	(CUSIP number)

Russell Skibsted

Chief Financial Officer

BioTime, Inc.

1010 Atlantic Avenue

Suite 102

Alameda, California 94501

(510) 521-3390

(Name, address and telephone number of person authorized to receive notices and communications)

November 7, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 04624N 10 7	13D

1	NAME OF REPORTING PERSON: BioTime, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 94-3127919
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION: California

NUMBER OF SHARES	7	SOLE VOTING POWER: 21,747,569
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 21,747,569
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON: 21,747,569
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 39.2%
14	TYPE OF REPORTING PERSON:	CO

Page 2 of 5 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the Statement on Schedule 13D, dated October 1, 2013, as amended by Amendment No.1, dated April 11, 2014, by Amendment No. 2, dated May 29, 2015, by Amendment No. 3, dated February 22, 2016, Amendment No. 4 dated March 3, 2016, Amendment No. 5 dated March 31, 2017 and Amendment No. 6 dated November 14, 2017 (the “Schedule 13D”), relating to the Series A Shares of Asterias Biotherapeutics, Inc., a Delaware corporation (the “Company”), and is filed by and on behalf of BioTime, Inc. (the “Reporting Person”). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings previously ascribed to them in the previous filing of the Schedule 13D.

ITEM 1. SECURITY AND ISSUER

This Amendment No.7 relates to the Series A Shares of the Company and is being filed pursuant to Rule 13d-1 under the Exchange Act. The address of the principal executive offices of the Company is 6300 Dumbarton Circle, Fremont, California 94555.

ITEM 2. IDENTITY AND BACKGROUND

(a) This Amendment No.7 is being filed on behalf of BioTime, Inc., a California corporation as the Reporting Person.

(b) The address of the principal office of the Reporting Person is BioTime, Inc., 1010 Atlantic Avenue, Suite 102, Alameda, California 94501.

(c) The Reporting Person is a biotechnology company focused on the emerging field of regenerative medicine.

(d) The Reporting Person has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is organized under the laws of the state of California.

ITEM 4. PURPOSE OF TRANSACTION

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On November 7, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), among the Issuer, BioTime, Inc. (“BioTime”) and Patrick Merger Sub., Inc., a wholly owned subsidiary of BioTime (“Merger Sub”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of BioTime. The Merger Agreement provides, among other things, that at the effective time of the Merger, each Series A Share issued and outstanding immediately prior to the effective time of the Merger (other than treasury shares owned by the Issuer or shares owned by BioTime or Merger Sub) will be converted into the right to receive 0.71 shares of common shares, no par value, of BioTime.

The closing of the Merger is subject to certain conditions and the Merger Agreement may be terminated by the parties thereto in certain circumstances. The full text of the Merger Agreement is attached hereto as Exhibit A and is incorporated herein by reference.

Page 3 of 5 Pages

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented with the following information:

The information set forth in Item 4 is hereby incorporated by reference into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit	Description

A	Agreement and Plan of Merger, dated as of November 7, 2018, among BioTime, Inc., Asterias Biotherapeutics, Inc. and Patrick Merger Sub., Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by BioTime, Inc. with the U.S. Securities and Exchange Commission on November 8, 2018).

Page 4 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information contained in this statement is true, complete and correct.

Dated: November 8, 2018	BIOTIME, INC.
a California corporation

	By:	/s/ Russell Skibsted
Russell Skibsted,
Chief Financial Officer

Page 5 of 5 Pages